Exhibit 99.2

This document is important and requires your immediate attention If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser . Shell plc Notice of Annual General Meeting Tuesday May 23, 2023 at 10:00 (UK Time) The Shell plc Annual General Meeting will be a hybrid meeting, held online via the Lumi electronic meeting platform and at ExCel London, 1 Western Gateway, Royal Victoria Dock, London, E16 1XL, UK #PoweringProgress

2 Shell Notice of Annual General Meeting 2023 3 Chair’s Letter 4 Notice of Annual General Meeting 7 Shareholder Resolution and Supporting Statement 8 Directors’ response to Shareholder Resolution 9 Explanatory notes on resolutions 12 Directors’ biographies 25 Shareholder notes 28 Attendance arrangements Cautionary note The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. Also, in this Notice of Annual General Meeting we may refer to Shell’s “Net Carbon Intensity” which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries. Shell’s operating plan, outlook and budgets are forecasted for a ten - year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net - zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net - zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target. Documents incorporated by reference The Shell Energy Transition Progress Report, which was published on March 16, 2023 by way of regulatory announcement (available at www.shell.com/investors/news - and - filings/uk - regulatory - announcements.html) shall be deemed to be incorporated in, and form part of, this Notice of Meeting. Availability of documents The Company’s Annual Report and the Form 20 - F for the year ended December 31, 2022 can be found at www.shell.com/annualreport . The 2023 Notice of Annual General Meeting can be found at www.shell.com/agm . The Shell Energy Transition Strategy and the Shell Energy Transition Progress Report can be found at www.shell.com/agm . If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following: United Kingdom +44 (0)800 169 1679 USA +1 888 301 0504 E - communication If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at www.shareview.co.uk you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. Shareholders who participate in the meeting electronically are able to access documents electronically that they cannot inspect in person. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below. Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom +44 (0)800 169 1679 (UK) Shell plc Registered in England and Wales, Company number 4366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom Contents Design and production: Friend www.friendstudio.com Print: Toppan Merrill Reports are available in all inclusive formats at Shell.com/annual - publications Reporting for all

3 Shell Notice of Annual General Meeting 2023 Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting (“AGM”) which will be a hybrid meeting, held online via the Lumi electronic meeting platform, and at ExCel London, 1 Western Gateway, Royal Victoria Dock, London, E16 1XL, United Kingdom on Tuesday May 23, 2023. The hybrid AGM provides three ways in which shareholders can follow the proceedings: i) attending and participating in person; ii) attending and participating in the webcast by registering through an electronic platform (“virtually attending”); or iii) simply watching the webcast. Details on how to do each of these options are provided in this document on pages 25 to 31. We strongly encourage you to register to the “Keep up to date with Shell” section of our website at www.shell.com/investor to receive AGM information including any changes to the AGM format. As in previous years, we strongly encourage our shareholders to submit their proxy voting instructions in advance of the meeting. The primary focus of the AGM will be on the formal business set out in the Notice of Meeting. However, to facilitate the engagement we value with our shareholders, the meeting will include a Question and Answer session, as explained in this Notice. Question and answer session Our AGM provides an opportunity for shareholders to ask questions about the business set out in this Notice. The AGM is also an opportunity for the Board to engage in dialogue with shareholders. Not only will the Board update shareholders on the business model and financial performance of the Company, but shareholders can share their views and opinions. In recent years we have sadly seen some attendees at the meeting whose methods of engagement were disruptive and at times unsafe. Actions of this kind will merely serve to limit the Board's physical engagement and dialogue at the meeting as the Board will always prioritise the safety of those in attendance. Therefore, behaviour that may interfere with anyone’s security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting, may be removed from the meeting without warning. As Chair of the AGM, I will endeavour to ensure that discussions remain relevant and that as many shareholders as possible have the opportunity to speak. The question and answer session during the AGM will allow both shareholders attending physically and virtually an opportunity to pose questions to your Board. Business of the AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. Resolutions 1 to 24 represent business which is mainly of a routine nature for a listed company, and your Board recommends that you vote in favour of them. In Resolution 25, the Board is submitting Shell’s own climate - related resolution to shareholders for an advisory vote, requesting shareholders support the progress against Shell's Energy Transition Strategy and vote in favour of Resolution 25 for the reasons set out on page 6. Our full Energy Transition Progress Report is available at www.shell.com/agm . We have also received a shareholder resolution (Resolution 26) pursuant to Section 338 of the Companies Act 2006, and your Board recommends that you vote against Resolution 26 for the reasons set out on page 8. The AGM will be conducted in English. Directors In line with the UK Corporate Governance Code (the "Code"), all Directors will retire at the 2023 AGM and seek reappointment by shareholders, with the exception of Euleen Goh and Martina Hund - Mejean, who will both stand down as Directors of the Company at the close of business of the AGM. Shareholders will also be asked to vote on the appointment of Wael Sawan (Chief Executive Officer), Cyrus Taraporevala, Sir Charles Roxburgh and Leena Srivastava, who have all been appointed to the Board since the last AGM. The Nomination and Succession Committee recommended Wael, Cyrus, Sir Charles and Leena to the Board following a rigorous and thorough succession process. Chair’s letter For the latest AGM news Please register to receive AGM information in the “Keep up to date with Shell” section of our website at www.shell.com/investor , where we will also notify shareholders of future events in 2023. AGM webcast Our webcast will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 23, 2023 – the day of the AGM. Shareholders who wish to simply watch the webcast should log on to www.shell.com/agm/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting should access the virtual meeting. Details on each option can be found on pages 25 to 31. I believe that the Director appointments and reappointments proposed in Resolutions 4 to 15 are in the best interests of the Company. The biographical details of each Director are given on pages 12 to 17. Finally, an overview of the diversity, skills and experience represented on the Board is on page 19. I hope you will vote in favour of the Director appointment and re - appointment resolutions. Voting All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Regardless of whether you simply watch the webcast or virtually attend, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares. Yours faithfully, Sir Andrew Mackenzie Chair March 8, 2023

4 Shell Notice of Annual General Meeting 2023 Notice is hereby given that the Annual General Meeting (“AGM“) of Shell plc (the “Company”) is currently scheduled to be held at ExCel London, 1 Western Gateway, Royal Victoria Dock, London, E16 1XL, United Kingdom at 10:00 (UK time), 11:00 (Dutch time) on Tuesday May 23, 2023, for the purposes of considering the following business. At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting. This means that shareholders will be able to join, and participate in the meeting, in person or by attending and participating in the virtual meeting ("virtually attending"). All references to attendance herein mean both virtual and in person attendance. Resolutions numbered 1 to 18, 22, 24 and 25 are being proposed as ordinary resolutions and those numbered 19 to 21, 23 and 26 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three - quarters of the votes cast must be in favour. Resolution 1 That the Company’s annual accounts for the financial year ended December 31, 2022, together with the Directors’ reports and the Auditor’s report on those accounts, be received. Resolution 2 That the Directors’ Remuneration Policy, set out on pages 203 to 210 of the Directors’ Remuneration Report, be approved. Resolution 3 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy, set out on pages 178 to 202 of the Directors’ Remuneration Report, for the year ended December 31, 2022, be approved. Resolution 4 That Wael Sawan be appointed as a Director of the Company. Resolution 5 That Cyrus Taraporevala be appointed as a Director of the Company. Resolution 6 That Sir Charles Roxburgh be appointed as a Director of the Company. Resolution 7 That Leena Srivastava be appointed as a Director of the Company. Resolution 8 That Sinead Gorman be reappointed as a Director of the Company. Resolution 9 That Dick Boer be reappointed as a Director of the Company. Resolution 10 That Neil Carson be reappointed as a Director of the Company. Resolution 11 That Ann Godbehere be reappointed as a Director of the Company. Resolution 12 That Jane Holl Lute be reappointed as a Director of the Company. Resolution 13 That Catherine Hughes be reappointed as a Director of the Company. Resolution 14 That Sir Andrew Mackenzie be reappointed as a Director of the Company. Resolution 15 That Abraham (Bram) Schot be reappointed as a Director of the Company. Resolution 16 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. Resolution 17 That the Audit Committee be authorised to determine the remuneration of the Auditor for 2023 on behalf of the Board. Resolution 18 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €161.49 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 22, 2024, and the end of the AGM to be held in 2024 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. Resolution 19 That if Resolution 18 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings ; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €24.2 million, such power to apply until the earlier of the close of business on August 22, 2024 and the end of the AGM to be held in 2024 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. Notice of Annual General Meeting

5 Shell Notice of Annual General Meeting 2023 Resolution 20 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 692 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority under Resolution 21; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses such authority to apply until the earlier of the close of business on August 22, 2024, and the end of the AGM to be held in 2024 but in each case so that the Company may enter into a contract during this period to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. Resolution 21 That, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contracts proposed to be entered into (in the form produced to the meeting) (“buyback contracts”) for off - market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its ordinary shares of €0.07 each (“ordinary shares”) be and are approved, and the Company be and is authorised to purchase ordinary shares pursuant to any such buyback contract, provided that such authority be limited: (A) to a maximum number of 692 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority granted at Resolution 20; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses such authority to apply until the earlier of the close of business on August 22, 2024, and the end of the AGM to be held in 2024 but in each case so that the Company may enter into a buyback contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such buyback contract as if the authority had not ended. Resolution 22 That, in accordance with Part 14 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to: (A) make political donations to political parties or independent election candidates not exceeding £100,000 in total for all such companies taken together; (B) make political donations to political organisations other than political parties not exceeding £100,000 in total for all such companies taken together; and (C) incur political expenditure not exceeding £100,000 in total for all such companies taken together, in each case, as such terms are defined in the Companies Act 2006. This authority shall continue for the period ending on the conclusion of the Company’s AGM in 2024 or, if earlier, close of business on August 22, 2024. For the purposes of this Resolution, the authorised sum may comprise sums in different currencies that shall be converted at such rate as the Directors of the Company may in their absolute discretion determine to be appropriate. Resolution 23 That, with effect from the conclusion of the meeting, the Articles of Association produced to the meeting, and initialled by the Chair of the meeting for the purpose of identification, be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association. Resolution 24 That the rules of the Shell Share Plan 2023 (the “Plan”) the principal terms of which are summarised in Appendix C be and are hereby approved and that: (A) the Directors be and are generally authorised to adopt the Plan and to do all acts and things that they consider necessary or expedient to give effect to the Plan; and (B) the Directors be and are hereby authorised to adopt schedules to the Plan modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any cash or shares made available under such schedules are treated as counting against any limits on overall participation in the Plan. Resolution 25 Shell's Energy Transition resolution That Shell's Energy Transition Progress for the year 2022, as disclosed in Shell’s Annual Report for the year - ended December 31, 2022 and the Shell Energy Transition Progress Report 2022, which are published on the Shell website ( www.shell.com/agm ), be approved. See page 6 for additional information. Resolution 26 Shareholder resolution The Company has received notice pursuant to the Companies Act 2006 of the intention to move the resolution set forth on page 7 and incorporated herein by way of reference at the Company’s 2023 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 7. Your Directors consider that Resolution 26 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 26 for the reasons set out on page 8. By order of the Board Caroline J.M. Omloo Company Secretary March 8, 2023 This Notice of Meeting should be read and construed in conjunction with any amendment or supplement hereto and any documents incorporated herein by reference (see “Documents incorporated by reference” on page 2). Other than in relation to the documents which are deemed to be incorporated by reference, the information on websites to which this Notice of Meeting refers does not form part of this Notice. Notice of Annual General Meeting continued

6 Shell Notice of Annual General Meeting 2023 Shell's Energy Transition Progress – Resolution 25 Resolution 25 asks shareholders to approve Shell's Energy Transition Progress for the year 2022, as disclosed in the Company’s 2022 Annual Report AND the Shell Energy Transition Progress Report 2022, which are published on the Shell website ( www.shell.com/agm ). In 2021, shareholders overwhelmingly supported Shell’s energy transition strategy, reflected through an advisory vote at the Annual General Meeting. In 2022, 80% of Shell’s shareholders voted in support of the progress it had made in 2021 in implementing its energy transition strategy. Shell continues to implement that strategy, and this year is asking shareholders to vote on its progress in 2022. Shell’s Directors believe that the Company has made good progress. In 2024, Shell’s updated energy transition strategy will be put to shareholders for an advisory vote, and the Company will be engaging with investors ahead of its publication. Shell’s energy transition strategy centres on its target to become a net - zero emissions energy business by 2050. The Company has set climate targets that it believes are aligned with the more ambitious goal of the UN Paris Agreement on climate change: to limit the increase in the average global temperature this century to 1.5 ƒ C above pre - industrial levels (see page 12 of Shell’s Energy Transition Progress Report 2022). Shell’s short - , medium - , and long - term targets cover greenhouse gas emissions from its own operations and customers’ emissions from the use of its energy products (Scope 1 , 2 , and 3 ) . Progress towards targets In 2021, Shell set an ambitious new target to reduce absolute emissions from its operations (Scope 1 and 2) by 50% by 2030, compared with 2016 levels on a net basis. By the end of 2022, Shell had made good progress with a 30% reduction on a net basis. Global energy - related carbon emissions increased by around 4% in the same period. [A] As an energy provider, Shell has set a target to reduce the net carbon intensity of the energy products it sells by 20% by 2030. It has achieved its 2022 short - term target of a 3 - 4% reduction in net carbon intensity with a reduction of 3.8% since 2016. Our analysis, using data from the International Energy Agency, shows the net carbon intensity of the global energy system fell by around 2 % over that time . [B] Shell has taken significant investment decisions in the production of low - carbon fuels, solar and wind power and renewable hydrogen. In 2022, this included the $1.6 billion investment in Indian renewable power developer Sprng Energy. Shell also announced the acquisition of Denmark’s Nature Energy, which produces renewable natural gas from agricultural, industrial and household waste, for around $2 billion. This deal completed in February 2023. In parallel, Shell continued to make significant changes to its Upstream and Refinery portfolios. Shell believes that for the world to decarbonise, a dramatic change in demand for energy is just as critical as changes to supply. That is why an essential part of Shell’s strategy is working with its customers across different sectors to help reduce their emissions. Last year, Shell continued to work with some of the world’s biggest companies in sectors including aviation, road transport and technology. Shell was the first major energy company to measure progress in transforming its businesses for a lower - carbon future within long - term pay frameworks. Shell’s Remuneration Committee determined in the first quarter of 2023 that the element of the 2020 Long - term Incentive Plan weighted to the energy transition should vest at 180%. Another resolution, proposed by Follow This, is considered to be against shareholders’ financial interests and would not help to mitigate global warming. It is therefore also not in line with the Company’s strategy, which is intended to promote the success of the Company and accelerate the energy transition. Conclusion The Company has set ambitious targets that it believes are in line with the 1.5 ƒ C goal of the Paris Agreement. Shell’s strategy supports a balanced transition, one that maintains the supply of oil and gas where it is still needed, while moving to net - zero emissions. Your Directors continue to believe that Shell’s energy transition strategy is in the best interests of our shareholders as a whole and wider society. The Directors unanimously recommend that shareholders continue to support Shell’s progress in delivering its energy transition strategy by voting for Resolution 25, and also support the mitigation of climate risk by voting against the Follow This proposal, Resolution 26. A. According to our analysis and data from the International Energy Agency. B. For more details see shell.com/energytransitionfaq Engagement and Accountability Shell recognises and values the importance of shareholder engagement when considering its energy transition progress and has included information on these engagements within the 2022 Annual Report, as required by the UK Corporate Governance Code. The Board is grateful for the time and contribution of all those stakeholders who provided feedback and for the overall indications of support for Shell’s strategy. Following the 2022 AGM, we engaged with our largest shareholders offering further opportunities to discuss the progress made in implementing Shell’s energy transition strategy, and to understand the reasons behind various voting decisions. The Chair of the Board subsequently had an opportunity to engage directly with our large institutional shareholders during his investor roadshow in September 2022 and will do so again in April 2023. The advisory vote on our progress has created more informed dialogues with our institutional shareholders. The dialogues also showed that at the 2022 AGM some large investors did not follow the Board’s voting recommendation as these investors were predominately focused on Shell’s energy transition strategy and not the 2021 progress, which is what the resolution related to. Some shareholders indicated that societal pressure, potential media coverage as well as expectations from beneficial owners were reasons for not following the Board’s recommendations. Others raised questions related to medium - term targets including a desire for a Scope 3 absolute emissions target. The Board has considered adopting a Scope 3 absolute emissions target and found it would be against shareholders’ financial interests and would not help to mitigate global warming. Setting the Company strategy is the responsibility of the Board, and the advisory vote on progress made towards Shell’s energy transition strategy (resolution 25) does not change that fundamental principle. As stated in 2021, when the Company published its Energy Transition Strategy, voting on the resolutions that the Company puts for an advisory vote will not be binding on shareholders – shareholders are not being asked to take responsibility for approving or objecting to Shell’s strategy, since that legal responsibility lies with the Board and the Executive Committee. The purpose of the vote on Resolution 25 is to provide shareholders with a vehicle to express their views on whether the Company’s strategy, and progress towards its strategic targets, is reasonable in the current environment. The Directors are aware of the varying stakeholder views, and multiple motives when voting on such a matter. The Company therefore wishes to clarify that if the resolution does not pass, or receives notable votes against (more than 20%), the Company will engage with, and provide updates to, investors as prescribed under provision 4 of the UK Corporate Governance Code. Any future shareholder engagements will take into account the voting outcome for Resolution 25 at the 2023 AGM.

7 Shell Notice of Annual General Meeting 2023 Shareholder Resolution and Supporting Statement SHAREHOLDER RESOLUTION Shareholders support the Company to align its existing 2030 reduction target covering the greenhouse gas (GHG) emissions of the use of its energy products (Scope 3) with the goal of the Paris Climate Agreement: to limit global warming to well below 2 ƒ C above pre - industrial levels and to pursue efforts to limit the temperature increase to 1.5 ƒ C. The strategy for how to achieve this target is entirely up to the Board. You have our support. SUPPORTING STATEMENT Whereas the world has declared to drive down GHG emissions this decade, the energy transition from fossil fuels to renewables presents great opportunities for an integrated energy multinational. We believe that Shell could lead and thrive in the energy transition by meeting the increasing demand for energy services while reducing GHG emissions to levels consistent with the global intergovernmental consensus specified by the Paris Accord. Because the Company’s existing 2030 target covering Scope 3 is not Paris - aligned, we support the company to advance this target. We, the shareholders, understand this support to be part of our fiduciary duty to secure the long - term interest of the company and to protect all our assets in the global economy from devastating climate change; limiting global warming is essential to risk management and responsible stewardship of the economy. Backing from investors who are determined to achieve the goal of Paris gained momentum since 2016, when 2.7% voted in favour of the Follow This climate targets resolution. In 2022, 20% voted in favour at Shell, and up to 39% at other oil majors; this includes the support of the ten largest investors in the Netherlands who voted in favour of Follow This climate resolutions. 1 Energy and climate crises The current energy crisis and the climate crisis can be addressed simultaneously by investing the windfall profits from high oil and gas prices in other energy sources. 2 Diversification of the energy supply would foster energy security by reducing dependency on oil and gas fields tied up in geo - political conflict and reduce emissions to address the climate crisis simultaneously. Shell Shell has the engineering prowess, financial muscle, and global market - making capabilities to rapidly scale the transition to renewables. Shell demonstrated leadership as the first oil major to take responsibility for Scope 3: in 2017, Shell promised to cut its Net Carbon Footprint (NCF), which covers the GHG emissions of the company’s operations and the use of its energy products (Scope 1, 2, and 3) by around half by 2050 and 20% by 2035. 3 Shell has improved its targets several times, thanks to the increasing votes of institutional investors for climate resolutions; among others: absolute Scope 1 and 2 target of 50% by 2030, net - zero by 2050, and NCF reduction of 20% by 2030 (current target at the time of filing this resolution). 4,5,6 Scope 3 in 2030 Setting Paris - aligned targets covering Scope 3 is paramount, because they account for over 90% of Shell’s total Scope 1, 2, and 3 emissions. 7 A target for 2030 is also paramount; the Intergovernmental Panel on Climate Change (IPCC) stated that “unless there are immediate, rapid and large - scale reductions in greenhouse gas emissions, limiting warming to close to 1.5 ƒ C or even 2 ƒ C will be beyond reach.” 8 Therefore, policy makers and institutional investors insist on emissions reductions by 2030. Changes in demand are as critical as changes in supply, but customers can only change sufficiently when key system players like Shell offer alternatives at scale. 9 For Shell, 2030 is particularly pertinent as it is within Shell's ten - year planning period; Shell states in the legal disclaimer of its Climate Target: “Shell’s operating plans cannot reflect our 2050 net - zero emissions target and 2035 NCF target, as these targets are currently outside our planning period.” 10 Large - scale reductions in absolute emissions by 2030 The company’s current intensity target covering Scope 3 for 2030 is not yet Paris - aligned; it will not lead to large - scale (net) reductions in absolute emissions in this crucial decade. Shell itself anticipates no change in absolute Scope 3 emissions by 2030 as a consequence of its intensity target; Shell’s CDP (Carbon Disclosure Project) Climate Change response states that the “Carbon Intensity (NCI) target 2030” will lead to a “% change anticipated in absolute Scope 3 emissions” of “0”. 11 Therefore, this resolution supports Shell to advance its 2030 target covering Scope 3 to align with the Paris Climate Agreement. The company may use whatever target(s) and metric(s) it deems best, as long as they lead to large - scale reductions in (net) absolute GHG emissions in line with the Paris Climate Agreement by 2030. Best interest of company and investors A global integrated energy company like Shell can decrease emissions without ultimately shrinking business. It is in the company's best interest to pursue the opportunities the energy transition presents; this will also pre - empt risks of abrupt policy interventions, litigation, liability for the costs of climate change, disruptive innovation, and stranded assets. According to Carbon Tracker, two thirds of fossil fuel reserves must remain in the ground to stay within 1 . 5 ƒ C . 12 Therefore, it’s in the best interest of investors to support Shell to align its 2030 Scope 3 target with Paris. Advancing this target will allow Shell to invest accordingly to drive down emissions, thereby safeguarding the long - term future of the company and the global economy. You have our support. All sources available at www.follow - this.org/Shell - resolution - 2023 - sources/

8 Shell Notice of Annual General Meeting 2023 Directors’ response Your Directors believe that Resolution 26 is against shareholders’ interests as it has a material negative financial impact, restricts the Company’s role in the energy transition, and would not mitigate global warming. It is also against good governance and has negative consequences for our customers. Against shareholders' interests Shell already has ambitious and Paris - aligned targets to reduce emissions with the goal of becoming a net - zero emissions energy business by 2050. The Company is making good progress as it works to achieve those targets. Shell would have to decrease oil and gas sales to reduce its Scope 3 emissions in line with this Resolution. Doing so, without changing demand and the way in which customers use energy, would effectively mean handing over retail and commercial customers to competitors. This would materially affect Shell’s financial strength and limits its ability to generate value for shareholders. It would also reduce Shell’s ability to play an important role in the energy transition by working with its customers to reduce their emissions. Adopting the shareholder proposal would therefore be against shareholders’ financial interests and would not help to mitigate global warming. Against good governance A special resolution should provide a company with a clear course of action. The Follow This Resolution fails to do this. It is unclear, generic, and would create confusion as to Board and shareholder accountabilities. It is important for shareholders to carefully read and understand the supporting statement provided with the Follow This resolution, as the Board must rely on the supporting statement to understand what is being asked of the Company. Shell has a comprehensive energy transition strategy which it believes is in line with the more ambitious goal of the Paris Agreement: to limit the increase in the global average temperature to 1.5 ƒ C above pre - industrial levels this century. The Company explains the reasons for that conclusion in its 2022 Energy Transition Progress Report. Shareholders voted on Shell’s energy transition strategy, and overwhelmingly supported it (89% of votes cast). The Follow This resolution calls for new targets that could conflict with the agreed strategy. Shareholders will be asked to vote on Shell’s progress in implementing its energy transition strategy every year until 2050, and on its energy transition strategy every three years. The next energy transition strategy update for an advisory vote is in 2024. These votes are purely advisory, and not binding for our shareholders. The legal responsibility for approving or objecting to Shell’s strategy lies with the Board and Executive Committee. Negative consequences for customers The world needs secure, affordable, and low - carbon energy. Moving too quickly away from oil and gas could cause disruptions to the world’s energy system, with the risk of shortages and high energy prices. Shell wants to continue to provide the energy the world needs today, while working with customers and governments to change the way energy is consumed tomorrow. Supporting our customers as they decarbonise their businesses and lives by offering low - and zero - carbon products and services is at the heart of Shell’s energy transition strategy. The Company’s target to reduce the net carbon intensity of the energy products it sells reflects Shell’s ambition to change the mix of its energy products. As an energy user, Shell has set a bold target to reduce absolute emissions from its operations (Scope 1 and 2), by 50% by 2030, compared with its 2016 reference year. Shell delivered a 30% reduction at the end of 2022, compared with 2016 on a net basis. Global energy - related carbon emissions increased by around 4% in the same period. [A] As an energy provider, Shell has set a target to reduce the net carbon intensity of the energy products it sells by 20% by 2030. It has achieved a 3.8% reduction since 2016. Our analysis, using data from the International Energy Agency, shows the net carbon intensity of the global energy system fell by around 2% over that same time. [B] Conclusion Shell has set ambitious targets that it believes are in line with the 1.5 ƒ C goal of the Paris Agreement and is making good progress towards achieving these targets. This strategy supports a fair, just and balanced energy transition, while accelerating the shift to low - and zero - carbon energy. This Resolution weakens the Company’s ability to deliver the strategy that shareholders supported at the Annual General Meeting in 2021. THE BOARD DOES NOT CONSIDER RESOLUTION 26 TO BE IN THE BEST INTERESTS OF THE COMPANY, ITS SHAREHOLDERS AS A WHOLE, OUR CUSTOMERS, AND THE CLIMATE. THE BOARD RECOMMENDS THAT YOU VOTE AGAINST RESOLUTION 26. Directors’ response to Shareholder Resolution The Board does not support Resolution 26 and unanimously recommend that you vote against it. A. According to our analysis and data from the International Energy Agency. B. For more details see https://shell.com/energytransitionfaq Additional Shell disclosures: A. 2022 Annual Report: The Climate change and energy transition chapter starting on page 75 ( https://reports.shell.com/ annual - report/2021/_assets/downloads/shell - annual - report - 2021.pdf ). B. 2022 Energy Transition Progress Report, ( https://reports.shell.com/ annual - report/2021/_assets/downloads/shell - annual - report - 2021.pdf ). C. Shell’s global climate and energy transition policy positions ( https:/ /www.shell.com/sus t ainability/transparency - and - sustainability - reporting/advocacy - and - political - activity/ global - climate - and - energy - transition - policy - positions.html#iframe=L3dlYmFwcHMvYWR2b2NhY3kv )

9 Shell Notice of Annual General Meeting 2023 Note to resolution 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2022, together with the Directors’ reports and the Auditor’s report on those accounts. Note to resolutions 2 and 3 Consideration and approval of the Directors’ Remuneration Policy and Directors' Remuneration Report The current Directors’ Remuneration Policy (the "Policy") was approved at the 2020 AGM and, in accordance with the relevant legislation, permitted the Company to make payments to the Directors consistent with the Policy for a period of three years. It is now necessary to seek shareholder approval for the Policy for a further period of three years and Resolution 2, which is a binding vote, seeks such approval. The Board considers that the Policy is appropriate to the Company’s circumstances and should receive shareholder support. Resolution 3 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2022, excluding the Policy. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Both are ordinary resolutions. Note to resolutions 4 to 15 Appointment of Directors The Board has proposed the appointment of Wael Sawan, Cyrus Taraporevala, Sir Charles Roxburgh and Leena Srivastava as Directors of the Company. Their biographical details are given on pages 13, 16 and 17 respectively. Reappointment of Directors In line with the Code, all Directors will retire at the AGM and seek reappointment by shareholders, with the exception of Euleen Goh and Martina Hund - Mejean who stand down as Directors of the Company at the close of business of the AGM. The biographical details of those Directors seeking reappointment are given on pages 12 to 16. Pursuant to the Code, all Non - executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2022 Board evaluation on page 18. A full overview of the Board evaluation can be found on page 153 of the Annual Report for the year ended December 31, 2022. The Board recommends that you support the appointments/reappointment of each of the Directors standing for appointment/ reappointment at the AGM. Note to resolutions 16 and 17 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 16 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 17 seeks authority for the Audit Committee to determine their remuneration on behalf of the Board. Note to resolution 18 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €161.49 million (representing 2,307,106,986 ordinary shares of €0.07 each). This amount represents approximately one - third of the issued ordinary share capital of the Company as at March 8, 2023, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of either the close of business on August 22, 2024, or the end of the AGM of the Company to be held in 2024. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. Note to resolution 19 Disapplication of pre - emption rights This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre - emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €24.2 million (representing 346 million ordinary shares of €0.07 each). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of the Company as at March 8, 2023, the latest practicable date prior to publication of this Notice. The authority will expire at the earlier of the close of business on August 22, 2024, and the end of the AGM of the Company to be held in 2024. The Directors have no immediate plans to make use of this authority. Note to resolutions 20 and 21 Authority to make on and off market purchases of ordinary shares Resolutions 20 and 21 would allow the Company to buy back its own ordinary shares via methods permitted by the Companies Act 2006. Each resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Resolution 20 would allow the Company to buy back its ordinary shares by way of on - market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe are not recognised investment exchanges for the purposes of Section 693(2) of the Companies Act 2006, buybacks conducted on these exchanges do not qualify as "on - market" purchases. Therefore, approval of off - market purchases is sought under Resolution 21 to enable share buybacks of shares on these exchanges. The Directors regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company, and therefore consider it to be desirable to have the authority to make purchases by way of on market purchases under Resolution 20 and / or off - market purchases under Resolution 21 (the latter of which, as described above, only covers open - market buybacks of ordinary shares on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe) to have increased flexibility in conducting buybacks of ordinary shares. The Directors will only repurchase ordinary shares under the authority sought under Resolutions 20 or 21 when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. There can be no certainty as to whether the Company will repurchase any of its ordinary shares, or as to the amount of any such buybacks or the prices at which such buybacks may be made. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 423.9 million ordinary shares in the period from the last AGM to March 8, 2023, under the existing authority to make market purchase of ordinary shares. Ordinary shares purchased by the Company pursuant to the authority sought under Explanatory notes on resolutions

10 Shell Notice of Annual General Meeting 2023 Resolutions 20 and 21 will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The Company has no warrants in issue in relation to its ordinary shares and no options to subscribe for its ordinary shares outstanding . Authority to make on - market purchases of ordinary shares Under Resolution 20, authority is sought to allow the Company to buy back its own ordinary shares by way of market purchases (as such term is defined in Section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 21, renewing the authority granted by the shareholders at previous AGMs. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authority will expire at the earlier of the close of business on August 22, 2024, and the end of the AGM of the Company to be held in 2024. Authority to make off - market purchases of ordinary shares Under Resolution 21, authority is sought to allow the Company to buy back its own ordinary shares by way of off - market purchases (as such term is defined in section 693(2) of the Companies Act 2006) on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe. This authority is necessary in addition to that under Resolution 20 because, for the purposes of the Companies Act 2006, any repurchase of ordinary shares through Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe constitutes an “off - market” transaction. As such, these buybacks may only be made pursuant to a form of buyback contract (a “buyback contract”), the terms of which have been approved by shareholders in accordance with Section 694 of the Companies Act 2006. Authority is sought for the Company to purchase up to 10 % of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 20. The Company is seeking approval of the terms of two forms of buyback contract, which are in all material respects identical to each other apart from the fee structure, with the two forms of contract reflecting a brokerage commission fee structure and a discount to volume weighted average price fee structure respectively: ■ under the brokerage commission structure, the fees payable to the programme bank for the engagement take the form of a brokerage commission, based on the number of shares repurchased by the programme bank. The level of brokerage commission will be determined at the time the buyback contract is executed; and ■ under the volume weighted average price fee structure, the fees payable to the programme bank for the engagement will be based upon the pricing achieved by the programme bank for such repurchases, as compared to an agreed discount to the volume weighted average price of the ordinary shares. The discount to the volume weighted average price will be determined at the time the buyback contract is executed. In addition, details such as the term of the buyback contract and the maximum number of ordinary shares to be purchased pursuant to a buyback contract during such term will also be determined at the time of execution of a buyback contract. The minimum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. Each buyback contract also annexes a form of proposal, which would be the means by which the programme banks would respond to invitations to bid for a particular buyback tranche from time to time during the term of the authorisation sought under Resolution 21. The buyback contracts are proposed to be entered into with any of Citigroup Global Markets Limited, BNP Paribas or any of its affiliates, including Exane SA, Goldman Sachs International, Morgan Stanley & Co. International PLC and Natixis. However, due to the settlement arrangements for shares traded on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe, the member who would hold any shares to be purchased under the buyback contracts would in each case be either Euroclear Nederland or Euroclear Bank. Copies of the buyback contracts will be made available for shareholders to inspect at the Company’s registered office at Shell Centre, London, SE1 7NA during normal business hours on any weekday (public holidays excluded, and as allowed by law) from the publication of this Notice until the conclusion of the 2023 AGM. Copies of the buyback contracts will also be available for inspection at the AGM. Under the Companies Act 2006, the Company must seek authorisation for share repurchase contracts and counterparties at least every five years. However, the authority sought under Resolution 20 will expire at the earlier of the close of business on August 22, 2024, and the end of the AGM of the Company to be held in 2024. Note to resolution 22 Authority for certain donations and expenditure The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure as set out in the resolution. The Directors are seeking such authority for a period ending on the date of the Company’s AGM in 2024 or, if earlier, close of business on August 22, 2024. The Company has no intention of changing its current practice of not making political donations to political parties, independent election candidates and/or political organisations, or incurring political expenditure within the ordinary meaning of those words and will not do so without the specific endorsement of shareholders. However, the definitions used in the Companies Act 2006 are very wide and open to interpretation. As such, it is possible that normal business activities which might not be thought to be political donations or expenditure in the usual sense could be caught. This could include donations and contributions to, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups, which it may be in the Company’s interest to support. In order to allow such activities to continue and avoid inadvertently contravening the Companies Explanatory notes on resolutions continued

11 Shell Notice of Annual General Meeting 2023 Act 2006, the Company considers that the authority sought under this resolution to make political donations and incur political expenditure is advisable, in common with many other listed companies. The UK Companies Act 2006 requires that the authority should specify the maximum amount that the Company and its subsidiaries can spend on each category of political donations or expenditure during the period. To ensure sufficient flexibility, the resolution provides that this maximum amount is £100,000 for the Company and its subsidiaries, in respect of each category, over the whole period of the authority until its expiration in 2024. Note to resolution 23 Adoption of new Articles of Association This resolution is proposed as a special resolution which requires at least three quarters of the votes cast to be in favour. It is proposed in Resolution 23 to adopt new Articles of Association (the “New Articles”) in order to update the Company’s current Articles of Association (the “Current Articles”), which were last updated in December 2021, primarily to remove references to the old A/B share structure, and provide additional clarification and flexibility. The principal changes introduced in the New Articles are summarised in the Appendix B on page 21 and 22. Other changes, which are of a minor, technical or clarifying nature have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 27, at www.shell.com/agm and will also be available at the AGM. Note to resolution 24 Shell Share plan This resolution proposes the approval of the Shell Share Plan 2023 (the “Plan”) to succeed the Shell Share Plan 2014 which expires before the 2024 AGM. The Plan is an ‘umbrella’ plan under which discretionary awards will be made. The proposed operation of the Plan in respect of the Company’s Executive Directors is described in the Director’s Remuneration Policy as set out on pages 203 to 210 of the Company’s Report and Accounts. The rules of the Plan are fully aligned with the remuneration principles outlined within our Remuneration Policy, which is also put to shareholders for approval under Resolution 2. The Plan will be the principal plan by which the Company will grant awards over Shell shares to Executive Directors, members of the Executive Committee, Senior Executives and other eligible employees. The Plan has been updated to reflect current best practice and provide greater flexibility in the types of awards that may be made, and so the Plan permits the grant of conditional awards that vest on performance or time, share options and forfeitable shares. In any ten - year period, the number of shares which may be issued under the Plan and any other employee share plan adopted by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. In addition, in any ten - year period, the number of shares which may be issued under the Plan and any other discretionary employee share plan adopted by the Company may not exceed 5% of the issued ordinary share capital of the Company from time to time. Before each grant the Remuneration Committee will determine any performance conditions that should apply to awards and maximum grant levels. The Remuneration Committee will regularly review the appropriateness of the performance conditions. Details of performance conditions applying to awards to Executive Directors will be disclosed in the Directors’ Remuneration Report in the Company’s annual report. A copy of the Plan rules will be available for inspection as noted on page 27 of this Notice. Note to resolution 25 Shell's Energy Transition resolution Resolution 25 is an advisory vote seeking approval of Shell's Energy Transition Progress Report as published on the Shell website www.shell.com/agm and incorporated in this Notice by reference. The Board is fully aligned with this strategy and believes it will deliver value for our shareholders, our customers and wider society. Voting in favour of this resolution shows support for both the Company and how it is progressing its Energy Transition Strategy. The Shell Energy Transition Strategy and the progress report, are also available for inspection, please see page 27 for further information. Note to resolution 26 Shareholder Resolution Resolution 26 is a special resolution and has been requisitioned by a group of shareholders. It should be read together with their statement in support of their proposed resolution. The shareholder resolution and supporting statement is given on page 7 and the Directors’ response is given on page 8. Your Directors consider that voting in favour of Resolution 26 is not in the best interests of the Company and its shareholders as a whole and believe it would hinder the Company's progress on its Energy Transition Strategy. Thus, voting for Resolution 25 and against Resolution 26 shows support of both the Company and how it is progressing its Energy Transition Strategy. Explanatory notes on resolutions continued Your Directors consider that Resolutions 1 to 25 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of Resolutions 1 to 25. However, they consider that Resolution 26 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 26 for the reasons set out on page 8.

12 Shell Notice of Annual General Meeting 2023 Directors’ biographies Career Sir Andrew Mackenzie was appointed Chair of the Board of Shell plc with effect from May 18, 2021. Prior to joining Shell, Sir Andrew joined BHP in 2008, and served as Group CEO from 2013 to 2019, during which time he simplified and strengthened the business. He also made BHP the first miner to pledge to tackle emissions caused when customers use its products. From 2004 to 2007 at Rio Tinto, he was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production, and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Latterly he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally. From 2005 to 2013 Sir Andrew served as a Non - executive Director of Centrica . He has also served on many not - for - profit boards, including public policy think - tanks in the UK and Australia . He was knighted in 2020 for services to business, science, technology and UK - Australia relations . Relevant skills and experience Sir Andrew is a highly experienced leader who has managed major international FTSE 100 businesses, and has more than 30 years’ experience in the oil and gas, petrochemicals and minerals industries. Following early academic distinction, Sir Andrew made important contributions to geochemistry, including groundbreaking methods for oil exploration and recovery. He was recognised as "one of the world’s most influential earth scientists" and made a Fellow of the Royal Society in 2014. Having lived and worked on five continents, Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public - private partnerships and advise governments around the world. As an earth scientist, Sir Andrew has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. Sir Andrew has brought the wealth of his experience and insights to Shell, where his expertise is helping Shell navigate the energy transition. Sir Andrew is also a committed champion of gender balance, the rights of Indigenous Peoples, and of the power of large companies to support social change – all of which align closely with Shell’s purpose, strategy and values. In June 2021 , Sir Andrew was appointed the chair of UK Research and Innovation . Sir Andrew has been tasked with driving forward the government's ambitious research and innovation agenda . Sir Andrew Mackenzie Chair Tenure Chair – One year and nine months (appointed May 18, 2021) On Board – Two years and five months (appointed October 1, 2020) Board committee membership Chair of the Nomination and Succession Committee Outside interests/commitments Fellow of the Royal Society (FRS); Chair of UK Research and Innovation (UKRI) Age Nationality 66 British Career Dick Boer was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe from 2006 to 2011. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold’s Dutch businesses. Prior to joining Ahold, Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Relevant skills and experience Dick is a highly regarded, retired chief executive, who has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world’s largest food retail groups. He brings a career’s worth of experience at the forefront of retailing and customer service, which extended in more recent years to e - commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing activities and increasing consumer choices in energy products. Dick is a balanced leader with sound business judgement and a proven track record in strategic delivery, evidenced by the combination of Ahold and Delhaize . He also has a passion for sustainability and is well aware of the importance of the various stakeholder interests in this area . Dick Boer Independent Non - executive Director Tenure Two years and nine months (appointed May 20, 2020). On February 1, 2023, the Board announced that Dick would be appointed Deputy Chair and Senior Independent Director from the conclusion of the 2023 AGM. Board committee membership Member of the Audit Committee and member of the Nomination and Succession Committee. Dick will also become a member of the Remuneration Committee from the conclusion of the 2023 AGM. Outside interests/commitments Non - executive Director of Nestlé, and SHV Holdings; Chair of the Supervisory Board of Royal Concertgebouw; Chair of Rijksmuseum Fonds and Chair of the Supervisory Board of Just Eat Takeaway.com Age Nationality 65 Dutch

13 Shell Notice of Annual General Meeting 2023 Directors’ biographies continued Sinead Gorman Chief Financial Officer Tenure 11 months (appointed April 1, 2022) Board committee membership N/A Outside interests/commitments No external appointments Age Nationality 45 British Career Sinead Gorman joined Shell in 1999 and has held key leadership roles in Finance. She started her Shell career in the Shell International Trading and Shipping Company (STASCO) based in London, UK, and then moved to the Coral Energy joint venture, in Houston, Texas, USA. She worked in Mergers and Acquisitions and Treasury, based in the Netherlands, before moving back to Houston as Vice President Finance for Shales. In recent years, Sinead has held the position of Executive Vice President (EVP) Finance for Projects & Technology, and Integrated Gas and New Energies. Most recently, she was the EVP Finance for Upstream. Sinead has an MEng in Engineering, Economics and Management from the University of Oxford, and an MSc in Finance from London Business School. Relevant skills and experience Sinead has more than two decades' experience of working for Shell. She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and possesses a breadth of experience in trading, new business development and capital projects. Sinead has held regional and global finance leadership roles across Europe and the USA, and latterly, in Shell’s Upstream, Integrated Gas and Renewables and Energy Solutions businesses, and in Projects & Technology and Corporate. Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle - based decision making, detailed capital stewardship and paying close attention to the performance of the bottom line . Career Wael Sawan was appointed CEO at the start of 2023 . He was previously Shell's Director of Integrated Gas, and Renewables and Energy Solutions, and has been a member of the Executive Committee since 2019 , when he was appointed Upstream Director . Wael joined Shell in 1997 . Prior to being appointed Upstream Director, he was Executive Vice President of Deep Water, driving its transformation into a leading business for Shell, and Managing Director and Chairman of Shell Qatar, where he oversaw Shell’s business in Qatar, including its liquefied natural gas (LNG) and gas - to - liquids (GTL) divisions . Relevant skills and experience Wael holds an MEng from McGill University in Montreal and an MBA from Harvard Business School. During his Shell career, spanning more than 25 years, he has worked in Europe, Africa, Asia and the Americas, and has held roles across all of Shell's businesses. He has led several major commercial transactions, including mergers, acquisitions and divestments as well as New Business Development projects. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people. He has been a trustee of Shell Foundation since 2019. Wael Sawan Chief Executive Officer Tenure Two months (appointed January 1, 2023) Board committee membership N/A Outside interests/commitments No external appointments Age Nationality 48 Lebanese and Canadian

14 Shell Notice of Annual General Meeting 2023 Directors’ biographies continued Career Neil Carson is a former FTSE 100 chief executive . After completing an engineering degree, Neil joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed Chief Executive Officer in 2004 . Since retiring from Johnson Matthey in 2014 , Neil has focused his time on his non - executive roles . He was Chair of TT Electronics plc from 2015 until May 2020 . Relevant skills and experience Neil is highly experienced, and has a broad industrial outlook and a thorough commercial approach combined with a practical perspective on businesses. He brings a track record of strong operational exposure, familiarity with capital - intensive business and a first - class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil uses his current and past experience in non - executive positions to bring fresh insight and industry understanding to Board discussions. He has also provided valuable insight based on his former executive position and operational experience. Neil was appointed Chair of the Remuneration Committee in May 2020. Neil Carson OBE Independent Non - executive Director Tenure Three years and nine months (appointed June 1, 2019) Board committee membership Chair of the Remuneration Committee and member of the Safety, Environment and Sustainability Committee Outside interests/commitments Non - executive Chair of Oxford Instruments plc Age Nationality 66 British Career Ann Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has also held several Non - executive Director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Ann served as a Non - executive Director of Rio Tinto plc and Rio Tinto Limited until May 2019, and she was also Senior Independent Director of Rio Tinto plc. In January 2021, Ann joined the Board of the newly formed Stellantis N.V., and she chairs its Audit Committee. Relevant skills and experience Ann is a former CFO, a Fellow of the Institute of Chartered Professional Accountants, and has more than 25 years of experience in the financial services sector. She has worked her entire career in international business and has lived in or served on boards in nine countries. Ann makes significant contributions and adds exceptional value by bringing both her extensive experience and a global perspective to Board discussions. Ann's long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As Audit Committee Chair, Ann leverages her background to ensure robust discussions are consistently held as the Audit Committee delivers its remit. Ann Godbehere Independent Non - executive Director Tenure Four years and nine months (appointed May 23, 2018) Board committee membership Chair of the Audit Committee and member of the Nomination and Succession Committee Outside interests/commitments Non - executive Director and Audit Committee Chair of Stellantis; Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. Age Nationality 68 Canadian and British

15 Shell Notice of Annual General Meeting 2023 Directors’ biographies continued Career Jane Holl Lute was President and Chief Executive Officer of the North American operations of SICPA security inks from 2017 to 2021, when she assumed the role of Non - executive Strategic Director. From 2018 to 2021, Jane was a Non - executive Director of Atlas Air Worldwide Holdings Inc. In 2013 Jane established and led the Council on CyberSecurity, an independent, expert not - for - profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane held the role of Chief Executive Officer of the Center for Internet Security, an independent not - for - profit organisation that works to improve cyber security worldwide. Before this, from 2009 to 2013 Jane served as Deputy Secretary of the US Department of Homeland Security, functioning as the Chief Operating Officer for the third - largest US Federal department. From 2003 to 2009 she held various roles at the United Nations, including Acting Under - Secretary and Assistant Secretary - General for Peacekeeping, Field Support and Peacebuilding. She also served as Executive Vice President and Chief Operating Officer of the United Nations Foundation and Better World Fund. In recent years, Jane has returned to working with the United Nations, serving as a Special Adviser to the Secretary - General. Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the Army in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict. Relevant skills and experience Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. She has also made significant contributions to strategic discussions and overseeing the day - to - day business and management of a significant public security department. Jane is an experienced board director, having served on the boards of large - market - capitalisation companies since 2016. These appointments have provided her with wide experience and given her business perspectives across different sectors and geographical regions. She has also served on various committees including those which focus on audit, environmental and sustainability, nomination and governance issues. Jane Holl Lute Independent Non - executive Director Tenure One year and nine months (appointed May 19, 2021) Board committee membership Member of the Safety, Environment and Sustainability Committee. Jane will become a member of the Remuneration Committee with effect from the close of the 2023 AGM. Outside interests/commitments Non - executive Director of Marsh & McLennen and the Union Pacific Corporation; Strategic Director of Sicpa Securink Corp. Age Nationality 66 US citizen Career Catherine Hughes was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years. Catherine has also held several Non - executive Director positions at SNC - Lavalin Group Inc, Statoil ASA and Precision Drilling Inc. Relevant skills and experience Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers in the boardroom. With over 30 years of oil and gas sector experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent a significant part of her career working in senior human resources roles. The Board highly regards her perspectives on our industry and our most important asset, our people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a continual drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board greatly as it considers various projects and investment or divestment proposals. She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her role as Chair of our Safety, Environment and Sustainability Committee, while using her human resources experience in her membership of the Remuneration Committee. Catherine J. Hughes Independent Non - executive Director Tenure Five years and nine months (appointed June 1, 2017) Board committee membership Chair of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee. Catherine will become a member of the Audit Committee from the conclusion of the 2023 AGM, and stand down from the Remuneration Committee on the same date. Outside interests/commitments Non - executive Director of Valaris Limited Age Nationality 60 Canadian and French

16 Shell Notice of Annual General Meeting 2023 Directors’ biographies continued Career Abraham ("Bram") Schot has been a member of the group Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice - Chair of Porsche Holding Salzburg. From 2011 to 2016, he was a Member of the Board of Volkswagen CV, Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017 he became a member of the Board of Audi AG. From 2006 to 2011, Bram was President & CEO of Daimler/Mercedes - Benz Italia & Holding S.p.A. From 2003 to 2006, he was President & CEO of DaimlerChrysler in the Netherlands. Prior to this, Bram held a number of Director and senior leadership roles within Mercedes - Benz in the Netherlands, having joined the business in 1987 on an executive management programme. Relevant skills and experience Bram has over 30 years' experience working in the automotive industry at all levels of the business. He gained a wealth of knowledge on far - reaching cost optimisation programmes at Audi AG. These helped transform the car company into a provider of electric vehicles that could offer sustainable mobility and succeed in the energy transition. He is well placed to leverage this knowledge in the Shell boardroom as Shell navigates its own transformation and pathway through the energy transition. Bram has strong principles and regards integrity and compliance as the basis for doing business. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, in several countries, which are all highly valued management tools and are evident in the questions he raises in the boardroom . Abraham Schot Independent Non - executive Director Tenure Two years and five months (appointed October 1, 2020) Board committee membership Member of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee Outside interests/commitments Non - executive Director of Signify. Age Nationality 61 Dutch Career Cyrus Taraporevala was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Prior to his joining State Street, Cyrus held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason, and Citigroup. Earlier in his career Cyrus was a partner at McKinsey & Company, based in New York and Copenhagen. Cyrus was a founding member of the New York Stock Exchange Board Advisory Council, which proactively addresses the critical need for inclusive leadership on corporate boards by connecting diverse candidates with companies seeking new directors. He serves as a Board member of The Trustees of Reservations, a Massachusetts - based non - profit conservation organisation, and chaired the investment committee of the trustees for seven years. Cyrus previously served as a trustee on the WK Kellogg Foundation Trust, one of the world’s largest endowments and foundations. Relevant skills and experience Cyrus is a highly regarded, recently retired chief executive, with a unique mix of strategic perspectives and execution skills. He has deep experience in driving organic and inorganic growth, transformations, and turnarounds. He is one of the most senior professionals in the asset management industry and has successfully led and grown global businesses of scale. He played a critical role in affirming State Street’s reputation as both a stalwart and pioneer within the sector, and, at times, was implementing changes in the context of market uncertainty caused by geopolitical friction and an evolving regulatory environment. Cyrus also possesses a unique vantage point on core board - related issues impacting public companies including ESG, and has spoken and published multiple articles on climate risk and other aspects of ESG. He is credited with strengthening the ESG credentials of State Street Global Advisors and is highly credible in providing perspectives on these topics. A true citizen of the world, over the course of his career Cyrus has worked and lived on three continents. Cyrus Taraporevala Independent Non - executive Director Tenure Appointed March 2, 2023 Board committee membership Member of the Audit Committee Outside interests/commitments Board member of Bridgepoint Group plc. Board member of The Trustees of Reservations Age Nationality 56 US citizen

17 Shell Notice of Annual General Meeting 2023 Directors’ biographies continued Career Sir Charles has most recently held the position of Second Permanent Secretary, one of the most senior positions within His Majesty’s Treasury (HMT). As Second Permanent Secretary at HMT he was responsible for all issues relating to growth, productivity, infrastructure, financial services and financial stability. Prior to his career at HMT, Sir Charles spent over 25 years at McKinsey & Company, and holds an MBA from Harvard Business School. Whilst at McKinsey, he held positions including but not limited to a Director of the McKinsey Global Institute, the Head of the UK Financial Institutions Group and the Co - Head of McKinsey’s Global Investment Banking Practice. Sir Charles has serviced large banks, insurance companies, hedge funds and private - equity investors in strategy, risk management, and organisation. Sir Charles also led a number of major research efforts at McKinsey and authored a number of articles on strategy and scenario planning. On leaving the private sector, Sir Charles became Director General, Financial Services at HMT and led the legislative process for the biggest reforms in the UK banking sector in a generation, before being appointed Second Permanent Secretary. During his time as Second Permanent Secretary, Sir Charles was responsible for policy and oversight across a range of functions within HMT including financial services, financial stability, infrastructure, energy, science/R&D, business investment, venture and growth capital, transport, and culture/creative industries and was Chair of the HMT Operating Committee. Relevant skills and experience Sir Charles’ succession of roles placed him at the nexus between industry and government, and most recently included his active participation in forging and delivering energy policies. He was an influential figure within the HMT in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition. A former executive board member for one of the world’s pre - eminent consultancies, Sir Charles continued to drive innovation whilst deftly navigating the intricate stakeholder landscape of UK government. Sir Charles Roxburgh Independent Non - executive Director Tenure Appointment effective March 13, 2023 Board committee membership Member of the Audit Committee Outside interests/commitments Board member of Folger Shakespeare Library Age Nationality 63 British Career Leena Srivastava has devoted a significant part of her career to research and policy matters in sustainability and has already sat on several boards of scale. Until recently, Leena was the Deputy Director General for Science of the International Institute for Applied Systems Analysis (IIASA). Prior to this, she was an Executive Director, then the Vice Chancellor of the School of Advanced Studies, at The Energy and Resources Institute (TERI), a not - for - profit policy research organisation working in energy, environment and sustainable development. Leena has also previously served on the sustainability advisory boards of various multinational companies such as The Coca Cola Company, Caterpillar Inc and Suez Environment and as a non - executive director of companies, including those involved in manufacturing and infrastructure. Leena has served various committees and organisations both at the international and national levels, with prior roles including energy and climate advisor for the United Nations and the Co - Chair of the Advisory Committee at Future Earth. Relevant skills and experience Leena recognises the challenges large organisations face in managing different stakeholder priorities and in particular the challenges in balancing business, government and societal needs, while pursuing a sustainability agenda. Leena was a research associate at TERI during a time when the first serious discussions on climate change were emerging. Later, as a member of the Cement Sustainability Initiative of World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. With a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces in pursuing decarbonisation while serving the energy needs of the society, Leena believes she can contribute to the organisation during this period of transformation. Leena Srivastava Independent Non - executive Director Tenure Appointment effective March 13, 2023 Board committee membership Member of the Safety, Environment and Sustainability Committee Outside interests/commitments Board member of Climate - KIC Age Nationality 62 Indian

18 Shell Notice of Annual General Meeting 2023 Board evaluation The 2022 Board Evaluation was externally facilitated and looked to support the discussion on the way ahead as Shell faces into its biggest challenge, managing the business through the energy transition. The evaluation process guided a more strategic review of the Board and its operation to consider not merely how the Board might make improvements to an already well - functioning Board but also how to be the most effective Board it can be for Shell over the next 3 - 5 years . A report along with draft conclusions were discussed with the Chair and subsequently discussed with the whole Board at a dedicated meeting held in January 2023. Individual feedback was provided to each Director by the Chair. Overall, the Board was found to be functioning well, with a high level of commitment from both the Non - executive and Executive Directors . Improvements identified were merely to fine - tune an already effective Board. There is a collegiate spirit and good personal relationships with a high degree of mutual respect, with people able to speak up and feel that they are listened to. Feedback themes for the Board and its Committee were discussed and more information on this discussion is provided within the 2022 Annual report on page 153. A separate discussion in relation to the performance of the Chair was led by the Deputy Chair (in the absence of the Chair). The Chair was considered to have the respect of his Board colleagues who all feel he had led the Board very well through a year of change, and is leading the Board to focus on the right areas and issues. His accessibility and support was highly valued and he was considered to bring a wealth of relevant knowledge which he is able to deploy in a strategic way in the context of the challenges Shell is facing. A full overview of the Board evaluation can be found within the Governance section of the Annual Report for the year ended December 31, 2022. Retirements in 2022 Ben van Beurden (CEO) Retired: December 31, 2022 (appointed January 2014). Gerrit Zalm (Non - executive Director) Retired: May 24, 2022. In line with best practice, Gerrit chose not to seek re - election at the 2022 AGM after serving nine years on the Board. Jessica Uhl (CFO) Retired: March 31, 2022 (appointed March 2017). Linda M. Coulter (Company Secretary) Retired: August 1, 2022 (appointed January 2017). Career Caroline Omloo worked in private practice with law firm Nauta Dutilh before joining Shell in 1999. She has held various positions in Shell, including Secretary to the Audit Committee, Associate General Counsel Corporate Finance NL, Chief Privacy Officer and Head of Legal and management team member of the Downstream Operating Company in the Netherlands. She has also been a member of the board of Stichting Shell Pensioenfonds, one of Shell’s Dutch pension funds. Caroline took up her previous role as Head of Legal and Compliance of Shell Asset Management Company in 2017 and was a board member of this company from 2018 to 2022. From 2009 - 2019, Caroline sat on the board of Stichting Beroepsopleiding Bedrijfsjuristen, the foundation providing education for in - house lawyers in the Netherlands. She also served as a board member of Missie Verkeersmiddelen Actie, a Dutch charitable organisation, from 2007 to 2017. Relevant skills and experience Caroline is Shell's Company Secretary and also plays an important role overseeing the Corporate Secretariat and the Group Securities Counsel in the UK, USA and the Netherlands. The various roles Caroline has undertaken have provided her with a strong understanding of our global operations and people. Her experience of engaging with the Board in previous roles, coupled with her broad understanding and engagement across Shell’s businesses, functions and her legal background, helps to ensure that the right matters come to the Board at the right time. Caroline Omloo Company Secretary Tenure Seven months (appointed August 1, 2022) Age Nationality 53 Dutch

Board diversity

Board diversity

Gender diversity


Female
Male
42%
58%

Non-executive Director tenure (years)


0-3
3-6
6-9
56%
44%
0%

Non-executive Director sector experience


Regulatory, Government affairs, Public policy
Oil & gas, Extractives, Energy
Strategy development
Engineering, Industrial
Consumer, Marketing
Accounting and Finance
100%
60%
100%
60%
60%
80%

Director nationality


British
Dutch
American
Canadian
Indian
Lebanese
33%
17%
8%
25%
8%
8%

Attendance

The Board met eight times during 2022. Seven of the eight meetings were held physically, one meeting held in Singapore and six meetings held in London, United Kingdom. One meeting was held via videoconference. Attendance during 2022 for all Board meetings is given in the table [A].

[A] For attendance at Committee meetings during the year, please refer to individual Committee Reports within the Annual report.
[B] Sinead Gorman was appointed as Chief Financial Officer (CFO) with effect from April 1, 2022.
[C] Jane Holl Lute was absent from the Board meeting in February 2022 due to a personal obligation that could not be moved. This obligation was arranged, and disclosed to the Chair, prior to Jane's appointment to the Shell board.
[D] Sir Charles Roxburgh and Leena Srivastava joined the Board on March 13, 2023.
[E] Bram Schot was absent from the Board and Remuneration Committee meetings in December 2022 due to another scheduled business commitment.
[F] Wael Sawan joined the Board on January 1, 2023.
[G] Cyrus Taraporevala joined the Board on March 2, 2023.

Board member	Meetings attended in 2022
Dick Boer	8/8
Neil Carson	8/8
Ann Godbehere	8/8
Sinead Gorman [B]	6/6
Jane Holl Lute [C]	7/8
Catherine J. Hughes	8/8
Sir Andrew Mackenzie	8/8
Sir Charles Roxburgh [D]	n/a
Bram Schot [E]	7/8
Wael Sawan [F]	n/a
Leena Srivastava [D]	n/a
Cyrus Taraporevala [G]	n/a

Director Independence

All the Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the Code's independence test other than on appointment.

Ethnic diversity

The Board is satisfied that it currently exceeds the recommendation from the Parker Review.

The information in the tables above reflect only those standing for election at the 2023 Annual General Meeting.
Director age, on pages 12 to 17, is provided as at May 23, 2023, being the scheduled date of the 2023 Annual General Meeting. Other information on these pages is provided as at the date of the Notice.

Shell Notice of Annual General Meeting 2023 19

20 Shell Notice of Annual General Meeting 2023 Appendix A: Summary of the Remuneration Policy Consideration and approval of the Directors’ Remuneration Policy The current Directors’ Remuneration Policy was approved at the 2020 AGM and, in accordance with the relevant legislation, permitted the Company to make payments to the Directors consistent with the Policy for a period of three years. It is now necessary to seek shareholder approval for the Policy for a further period of three years and Resolution 2, which is a binding vote, seeks such approval. The Board considers that the Policy is appropriate to the Company’s circumstances and should receive shareholder support. In developing the new Policy, the Remuneration Committee (the "REMCO") spent time considering the alignment of pay policies to Shell’s strategy, listening to the views of our shareholders and the governance community, reviewing executive pay market developments, and reflecting on societal trends relating to executive pay. The REMCO additionally spent time updating the selection and calibration of performance metrics in variable pay schemes. The REMCO determined that the current Policy remained appropriate in most respects, and required changes only to reflect the transition of our Executive Directors to the UK to align with market practice and for simplification. As always, engagement with shareholders has been critical in shaping these proposals. We consulted with shareholders on the proposed changes over the course of 2022 through our remuneration roadshows and took account of a diverse range of shareholder views in our decision - making. We believe the proposed Policy has the support of the majority of our major shareholders. A summary of the principal changes to the Policy are set out below. Remuneration element Proposed change to Policy Rationale for change Executive Directors Base salary Salary cap amended from €2m to £2m. To reflect the transition of the Executive Directors to the UK. Pension Move from base country arrangements to defined contribution pension arrangements applicable to the wider workforce in the UK. Severance policy New service contracts under which both the employee and the employer can terminate employment by giving 12 months’ written notice, replacing the previous provision which account for Dutch statutory provisions . Annual bonus and LTIP rules REMCO discretion to suspend annual bonus or share award vesting pending the outcome of an investigation in exceptional circumstances. To allow sufficient time for investigation, as required. Leaver treatment REMCO discretion to waive remaining bonus/LTIP holding period in exceptional circumstances (primarily death). To align with market practice. To simplify the plan and align with market practice. TSR underpin in LTIP TSR underpin to be removed from the LTIP. Non - executive Directors Retirement gift Maximum value amended from €300 to £300. To reflect the transition to the UK.

21 Shell Notice of Annual General Meeting 2023 Appendix B: Summary on changes to the Articles of Association Shell Plc AGM Appendix: Further information and explanatory notes regarding amendments to the Company’s articles of association Resolution 23 proposes the adoption of new articles of association (the “New Articles”) to update the Company’s current articles of association (the “Current Articles”), which were adopted in December 2021. The New Articles introduce further amendments to cater for the Simplification (as defined below), as well as changes relating to general meetings and certain administrative obligations on the Company. The opportunity has also been taken to propose some clearer language in other parts of the New Articles. The principal changes introduced in the New Articles are summarised in this Appendix. Changes that are only minor, technical or clarificatory in nature are not noted separately. The New Articles, marked to show all the proposed amendments to the Current Articles, are available for inspection, as noted on page 27 of this document, and are also available on the Company’s website: www.shell.com/agm . Amendments Relating to the Simplification (Articles 4, 5, 50, 125 and 138 of the Current Articles, Article 122 of the New Articles) The Current Articles were adopted in the context of the simplification of the Company’s share structure, which was approved by shareholders at a general meeting of the Company on December 10, 2021 (the “Simplification”). The Simplification entailed: (i) removing the previous A/B share structure to establish a single class of shares; and (ii) changing the Company’s tax residence from the Netherlands to the United Kingdom (so to align with its country of incorporation). The New Articles introduce certain further amendments which are consequential to the Simplification. The New Articles remove Articles 4 and 5 of the Current Articles, which respectively refer to the A and B shares as separate classes of shares, and detail the Dividend Access Arrangements established pursuant to the previous share structure which allowed for dividends on the former B shares to be paid through the Dividend Access Trust (“DAT”). As a result of the Simplification, and the establishment of a single class of ordinary share, no further dividends will be paid through the DAT and former holders of B shares now receive dividends directly from the Company. However, Article 121 of the New Articles has been introduced in order to address the position in respect of dividend claims made by holders of former B shares in connection with the DAT. The New Articles also remove the requirement in Article 50 of the Current Articles for notice and details relating to a general meeting to be published in a national newspaper in The Netherlands. This has not been replaced with an equivalent requirement in the United Kingdom given this has not been a legal requirement in the United Kingdom, nor the Netherlands, for many years and is administratively burdensome. The New Articles amend Article 138 of the Current Articles to provide that the place of any arbitration provided for under the New Articles will be London, the United Kingdom rather than The Hague, The Netherlands, and to remove references to Dutch legislation. Rights of the Sterling Deferred Shares (Article 6 of the Current Articles) The New Articles remove Article 6 of the Current Articles which sets out the rights of the 50,000 sterling deferred shares of £1.00 each in the capital of the Company (the “Sterling Deferred Shares”). The Sterling Deferred Shares were redeemed to simplify the Company’s capital structure and, accordingly, Article 6 of the Current Articles is now redundant. Untraced Shareholders (Article 42 of the Current Articles) (with consequential changes to Article 122 of the Current Articles) The New Articles modify the provisions relating to untraced shareholders (being shareholders who are no longer in communication with the Company, who cannot reasonably be traced and to whom dividend payments have failed/ remain uncashed). In particular, the New Articles reduce the time period after which the Company is entitled to sell the shares of an untraced shareholder. The relevant period is reduced from 12 years to six years after the Company first stops paying dividends or other amounts payable on the shares to the relevant shareholder in accordance with Article 119 of the New Articles (Article 122 of the Current Articles). The Company right to sell the shares remains conditional upon: (i) a notice first being sent to the shareholder’s last known address after the six - year period has passed; and (ii) the expiry of three further months, during which the Company does not hear from the relevant shareholder. The New Articles also provide that following the sale, the proceeds are forfeited and belong to the Company . This modifies the position under the Current Articles which allow a six - year period within which the untraced shareholder can make a valid claim . The amendments are to align with evolving market practice and to balance the administrative burden on the Company with the need to safeguard shareholder rights. Convening General Meetings (Article 47 of the New Articles) (and further clarificatory changes to Articles 50, 51, 52, 59 and 65 of the Current Articles) The Current Articles allow for general meetings, including general meetings and/ or adjourned meetings, to be held as physical general meetings (with or without the ability for shareholders to attend electronically). The New Articles make certain amendments in order to clarify the arrangements in relation to notice and participation of shareholders where electronic facilities are made available for attendance at a physical general meeting. Article 48 of the New Articles provides, for example, that if electronic facilities are to made available for attendance at a general meeting, the form of notice must state the electronic facility which will be used. Change to Arrangements for General Meetings (Article 53 of the Current Articles) and Security, Health and Safety and Access Arrangements (Article 56 of the Current Articles) The New Articles provide that the Board has absolute discretion to alter any of the arrangements in relation to a general meeting if it considers that it is impracticable or undesirable to hold the meeting at the time or place stated in the notice calling such meeting. The Board will also have absolute discretion to determine the manner in which the announcement of any rearranged meeting will be made, and can also make any arrangements in respect of such rearranged meeting. The New Articles remove the requirement for a notice relating to the rearranged meeting to be published in newspapers in the United Kingdom and The Netherlands if practicable. The New Articles also provide that the Board or the secretary can put in place arrangements before or during a general meeting, including in relation to health and safety. The Board considers that these amendments are necessary in order to provide flexibility and facilitate the good order of the meeting and the safety of attendees.

22 Shell Notice of Annual General Meeting 2023 Appendix B: Summary on changes to the Articles of Association continued Director Fees (Article 92 of the Current Articles) and Additional Remuneration (Article 93 of the Current Articles) The New Articles modify the provisions relating to directors’ fees. Specifically, the New Articles amend the currency used to calculate the cap on total fees which can be paid to all directors in aggregate from EURO to GBP. The new cap is broadly unchanged from the Current Articles and has been converted using a 12 - month average rate of exchange from EURO to GBP. The New Articles also clarify the provisions on Additional Remuneration. Under the Current Articles, awards of additional remuneration can be made to directors who are deemed to perform either special or extra services for the Company. The New Articles clarify the position by specifying that directors who devote special attention to the Company’s business or who serve on a committee are eligible for such an award. Uncashed Dividends (Article 122 of the Current Articles) The New Articles modify the provisions which entitle the Company to withhold sending further dividends or other amounts payable on a share to a shareholder, where previous payments to that shareholder have failed or remain uncashed. The Current Articles set out criteria in respect of both one previous failed dividend payment and two consecutive, failed dividend payments. The New Articles combine these criteria, such that the Company may withhold payment for any dividend where, in respect of any one previous dividend, the dividend payment has failed or remains uncashed and reasonable enquiries have been made to establish new details for the shareholder. The New Articles also capture the failed payment of other amounts payable on a share. The modified provisions are designed for administrative efficiency and largely relate to instances where a bank account has been closed or the payment details provided to/held by the Company are incorrect. Forfeiture for Unclaimed Dividends (Article 123 of the Current Articles) The New Articles reduce the forfeiture period for unclaimed dividends from 12 years to six years. This amendment is primarily for ease of administration. In the Company’s experience, the number of claims for unclaimed dividends after a period of 6 years is negligible. Notice When Post Not Available (Article 135 of the Current Articles) The New Articles remove the requirement, when the postal service in a country to which notices will be sent is suspended or restricted, to publish the notice in newspapers in the United Kingdom and The Netherlands. Such publication is not a legal requirement and is administratively burdensome, and the Company is still required to make the notice available on its website. Method of Service (Article 131 of the Current Articles) The New Articles modify the rules relating to the provision of notices or documents by the Company. Specifically, the New Articles allow the Company to withhold sending further notices or documents to a shareholder where any previous notice or document has been returned as undelivered. The Current Articles require two consecutive occasions of failed delivery before the provision of further information can be withheld. The New Articles also specify, for the avoidance of doubt, that the provisions capture documentation or other information relating to the declaration or payment of a dividend. The New Articles are designed for ease of administration. The reduction of two consecutive occasions of failed delivery to one also allows for greater alignment with the modified provisions on Uncashed Dividends (Article 122 of the Current Articles). Definitions (Article 2 of the Current Articles) and Glossary The New Articles make consequential amendments to the Definitions and Glossary sections to reflect the other deletions and amendments to the Current Articles described above.

23 Shell Notice of Annual General Meeting 2023 Appendix C: Summary of the Shell Share Plan 2023 Shareholder approval is sought for the adoption of the Shell Share Plan 2023 (the “Plan”) to replace three employee incentive plans, the rules of which are set out in the Shell Share Plan 2014: the Long - Term Incentive Plan, the Deferred Bonus Plan and Restricted Share Plan, which will expire on 20 May 2024. The Plan will be the principal plan by which the Company will grant awards over Shell shares to Executive Directors, members of the Executive Committee, Senior Executives and other eligible employees. The Plan has been simplified and updated to reflect current best practice and provide greater flexibility in the types of awards that may be made. The principal terms of the Plan are summarised below. The proposed operation of the Plan in respect of the Company’s executive directors is described in the Director’s Remuneration Policy as set out on pages 203 to 210 of the Company’s Report and Accounts. Operation The Plan will be administered by the board of directors of the Company (or any duly authorised committee thereof) (the “Directors”). Decisions in relation to any participation in the Plan by the Company’s executive directors will always be taken by the Company’s Remuneration Committee (the “REMCO”). Any employee of the Company’s group (the “Group”) is eligible to participate at the Directors’ discretion. Grant of awards Awards may be granted by the Directors over ordinary shares in the Company (or American Depositary Receipts representing those shares) (“Shares”) in the form of conditional awards or options which may have an exercise price. The Company may also grant forfeitable share awards, being an award of Shares delivered on the date of grant which is subject to forfeiture in certain circumstances, such as a cessation of employment. Awards can only be granted in the period of 42 days starting on the date of any general meeting of the Company, the day after the announcement of the Company’s results for any period, any day on which the Directors determine that exceptional circumstances exist which justify the grant of awards, or any day on which a restriction on the grant of awards is lifted. Awards are not transferable except on death and will not form part of pensionable earnings. Performance conditions The vesting of awards may be subject to the satisfaction of performance conditions. Where an award is not subject to a performance condition, it will normally vest on the third anniversary of the date of grant . Any performance condition may be amended or substituted if the Directors consider that an amended or substituted performance condition would be reasonable, more appropriate and would not be materially less difficult to satisfy. Overall limits In any ten - year period, the number of Shares which may be issued under the Plan and any other employee share plan adopted by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. In addition, in any ten - year period, the number of Shares which may be issued under the Plan and any other discretionary employee share plan adopted by the Company may not exceed 5% of the issued ordinary share capital of the Company from time to time. Treasury Shares will be treated as newly issued for the purpose of these limits until such time as guidelines published by institutional investor representative bodies determine otherwise. Vesting, exercise and release of awards Awards subject to performance conditions will normally vest as soon as reasonably practicable after the end of the performance period (or on such later date as the Directors determine) to the extent that the performance conditions have been satisfied. Awards not subject to performance conditions will normally vest on the third anniversary of grant (or such other date as the Directors determine). Where an award is partly subject to performance conditions, the whole of the award will normally vest as soon as reasonably practicable after the end of the performance period (or on such later date as the Directors determine) to the extent that the performance conditions have been satisfied. The Directors may also adjust (including by reducing to nil) the extent to which an award would vest, if they consider that either the vesting level does not reflect the underlying financial or non - financial performance of the participant or the Company over the vesting period, or the vesting level is not appropriate in the context of circumstances that were unexpected or unforeseen when the award was granted, or there exists any other reason why an adjustment is appropriate. In addition, the Directors may determine that once a conditional award has vested or an option has been exercised, the Shares then delivered will be subject to an additional holding period (a “Holding Period”) during which they may not be sold (except to the extent required to meet any tax liability on vest or exercise). Options will normally be exercisable from the vesting date until the tenth anniversary of the grant date . At any time before a conditional award has vested or an option has been exercised, the Directors may decide to pay a participant a cash amount equal to the value of the Shares they would have otherwise received. When a forfeitable share award vests, it ceases to be subject to forfeiture restrictions and the Shares comprised in the award can then be sold by the participant. Dividend equivalent payments The Directors may decide to award dividend equivalent payments on the Shares that vest under awards in respect of dividends paid in the period between grant and vesting. Dividend equivalents may be paid in Shares or cash and may assume the reinvestment of the dividends in Shares. Leavers Awards will usually lapse on a participant’s cessation of office or employment with the Group except in circumstances where the participant is a good leaver (“Good Leavers”). Good leaver circumstances apply where the cessation is as a result of the individual’s death, ill health, injury or disability, retirement, redundancy, the completion of a fixed - term contract, where the participant’s employer is no longer a member of the Group, or for any other reason that the Directors determine. Unvested awards held by Good Leavers will usually continue until the normal vesting date, unless the Directors determine that the award will vest as soon as reasonably practicable following the date of cessation. Options will normally be exercisable for six months after vesting. In determining the extent to which an award will vest, the Directors will take into account the satisfaction of any performance condition and, unless they determine otherwise, the number of Shares that vest will be pro - rated for time. If a participant ceases to be an officer or employee of the Group during a Holding Period, the Holding Period will normally continue until its normal end date.

24 Shell Notice of Annual General Meeting 2023 Appendix C: Summary of the Shell Share Plan 2023 continued If Shares comprised in a forfeitable share award are forfeit due to a participant’s cessation of office or employment with the Group, the Participant will be required to transfer their interest in the Shares for nil or nominal consideration to the Company. If a participant dies, unless the Directors determine otherwise: (a) any unvested award that is not subject to a performance condition will vest in full at the time of death ; (b) any unvested award that is subject to a performance condition will vest at the target level set out in that condition; or (c) if the participant dies following the end of the performance period but prior to the assessment of performance conditions, the award will vest only to the extent performance conditions have been satisfied. A participant’s personal representatives will normally have 12 months from the participant’s death to exercise any vested nil - cost options. If a participant ceases to be an officer or employee of the Group during a Holding Period, the Holding Period will normally continue until its normal end date. If Shares comprised in a forfeitable share award are forfeit due to a participant’s cessation of office or employment with the Group, the Participant will be required to transfer their interest in the Shares for nil or nominal consideration to the Company. Malus and clawback Where the Directors decide that an adjustment event has occurred, they may resolve to: ■ reduce awards (to zero if appropriate) or impose additional conditions on the awards at any time prior to vesting; and/or ■ require the participant to either return some or all of the Shares acquired under their award or make a cash payment to the Company in respect of the Shares delivered). Adjustment events will, for example, relate to restatement of financial statements due to material non - compliance with a financial reporting requirement; misconduct by an Executive Director or misconduct through their direction or non - direction; any material breach of health and safety or environmental regulations, serious reputational damage to Shell; material failure of risk management; corporate failure; or other exceptional events determined at the discretion of the Directors. The Directors can apply malus and clawback at any time prior to vesting and for a period following vesting which would usually be 3 years. The Directors can suspend the vesting of an award where, at the normal vesting date, an investigation is ongoing which may result in malus being applied. The Directors can apply ‘cross clawback’ which is the ability to apply malus to awards granted under any incentive plans to effect the recovery of sums paid or Shares delivered under the Plan . Corporate events In the event of a change of control of the Company, unvested awards will vest to the extent determined by the Directors, taking into account the extent to which any performance condition has been satisfied and, unless the Directors determine otherwise, will be pro - rated for time. Alternatively, the Directors may permit awards to be exchanged for awards over shares in the acquiring company. If the change of control is an internal reorganisation of the Group or if the Directors so decide, participants will be required to exchange their awards (rather than awards vesting/being released as part of the transaction). If other corporate events occur such as a winding - up of the Company, demerger, delisting, special dividend or other event which, in the opinion of the Directors, may affect the current or future value of Shares, the Directors may determine that awards will vest taking into account the satisfaction of any performance condition and, unless the Directors determine otherwise, will be pro - rated for time. Participants holding forfeitable share awards will be treated in the same way as any other shareholder in the event of a change of control, subject to the terms of their forfeitable share agreement. Adjustment of awards The Directors may adjust the number of Shares under an award or where the award is an option, adjust the exercise price, in the event of a variation of the Company’s share capital or any demerger, delisting, special dividend or other event which, in the opinion of the Directors, may affect the current or future value of Shares. Amendments The Directors may amend the Plan at any time, provided that prior approval of the Company’s shareholders will be required for amendments to the advantage of eligible employees or participants relating to eligibility, limits, the basis for determining a participant’s entitlement to, and the terms of, the Shares comprised in an award and the impact of any variation of capital. However, any minor amendment to benefit the administration of the Plan, to take account of legislative changes, or to obtain or maintain favourable tax, exchange control or regulatory treatment may be made by the Directors without shareholder approval. Satisfying awards and termination of Plan Awards may be satisfied using newly issued Shares, Shares held in treasury or Shares purchased in the market. Awards may not be granted under the Plan after the tenth anniversary of its approval by the shareholders.

25 Shell Notice of Annual General Meeting 2023 The return of a completed form of proxy, other such instrument or any CREST proxy Instruction will not prevent a member attending the AGM and voting in person . Shareholders with registered shares in their own name or holding their shares through the Shell Corporate Nominee ■ Registered holders of shares or shareholders who hold their shares in the Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. ■ Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Shell Corporate Nominee no later than 18:30 (UK time), 19:30 (Dutch time) on Friday May 19, 2023. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Shell Corporate Nominee at 18:30 (UK time), 19:30 (Dutch time), two working days before the date of the adjourned AGM. ■ A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, to attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Shell Corporate Nominee, Voting Instruction Forms, must reach the Company’s Registrar no later than 10:00 (UK time), 11:00 (Dutch time) on Friday May 19, 2023. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. ■ If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on +44 (0)800 169 1679 to obtain an additional Proxy Form or, in the case of a participant in the Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. ■ If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. ■ If shares are held through the Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. ■ If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the Company's Register of Members. Persons holding their shares through Euroclear Nederland (via banks or brokers) Persons holding their shares through Euroclear Nederland via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear Nederland. If persons who hold their shares through Euroclear Nederland wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear Nederland accordingly. To do this, such persons are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, such persons can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (UK time) , 11:00 (Dutch time) on Friday May 19, 2023. Any instruction, whether by hard copy or by electronic means, must be received by this time. Persons holding their Shares through Euroclear Nederland and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Shareholder notes 1. Attendance and appointment of a proxy If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Shell plc ordinary shares or an interest in those shares can be held. These include: ■ directly as registered shares in certificated or uncertificated form in a shareholder’s own name; ■ indirectly through Euroclear Nederland (via banks or brokers); ■ through the Shell Corporate Nominee; ■ through another third - party nominee or intermediary company; or ■ as a direct or indirect holder of American Depositary Shares (ADSs) with the Depositary (JP Morgan Chase Bank N.A). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. This section contains information relating to the following : 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic voting and proxy appointment 5. CREST electronic proxy appointment 6. Audit concerns 7. Shareholders’ right to ask questions 8. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 9. Electronic publication 10. Electronic addresses 11. Shares and voting rights 12. Documents available for inspection

26 Shell Notice of Annual General Meeting 2023 Persons holding their shares through third party agents or nominees (other than the Shell Corporate Nominee) If your Shares are held by a third party agent or nominee, you are urged to speak directly to them about how to exercise the votes that attached to those Shares and/or how to attend the Annual General Meeting. Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the ADS Depositary, JP Morgan Chase Bank N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The ADS Depositary, JP Morgan Chase Bank N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. Corporate representatives Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM webcast You may either: i) simply watch the AGM via the webcast which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time) on the day of the AGM; or ii) virtually attend and participate in the AGM by registering through an electronic platform (“virtually attending”). See page 30 and 31 for further details. Watching the AGM Webcast If you are unable to attend the AGM in person, you can watch the webcast, which will be broadcast live at 10:00 (UK time), 11:00 (Dutch time), on the day of the AGM. Shareholders who wish to simply follow the AGM via the webcast should go to www.shell.com/AGM/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike virtually attending and participating, those simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit questions by text or speak at the meeting via any such webcast. The webcast may include the question and answer sessions with shareholders present at the AGM, as well as background shots of those present in the auditorium. Virtually attending the AGM Shareholders who wish to register to virtually attend and participate (including by voting) in the AGM should go to https://shell.lumiconnect.com/106 - 642 - 429 and refer to page 30 and 31 for further details. 4. Electronic voting and proxy appointment Registered shareholders and those who hold their shares through the Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk . Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: ■ This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. ■ This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM and vote on behalf of the shareholder. ■ No special software is required in addition to internet access. ■ To register on the website www.sharevote.co.uk , it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or your Notice of Availability. These numbers are unique to the particular holding and the 2023 AGM and contain special security aspects to prevent fraudulent replication. ■ In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form. ■ An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus. ■ The final time for receipt of proxies is 10:00 (UK time) , 11:00 (Dutch time) on Friday May 19, 2023. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form ; however, the new form must be received by the Registrar by this final time . ■ If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. 5. CREST electronic proxy appointment CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com ). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore Shareholder notes continued

27 Shell Notice of Annual General Meeting 2023 apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. Audit concerns Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 7. Shareholders’ right to ask questions The Company will be accepting Shareholders’ questions at the AGM from those attending. Specific directions on how to ask a question for those attending virtually will be provided once you have accessed the meeting via https://shell.lumiconnect.com/106 - 642 - 429 The Company must cause to be answered any question taken at the AGM relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. The Chair has discretion not to answer, digitally display or read out questions that are deemed to be undesirable in the interests of the Company or the good order of the meeting (including inappropriate and/or offensive questions). See also “How to ask a question” on page 28. 8. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 10, 2023, being the date six clear weeks before the AGM, or if later, the time at which Notice of the AGM is given and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 9. Electronic publication A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/AGM . 10. Electronic addresses Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2023 AGM or the contents of this Notice other than for expressly stated purposes. 11. Shares and voting rights The total number of Shell plc ordinary shares in issue as at March 8, 2023, is 6,921,320,959 ordinary shares, and 50,000 sterling deferred shares. The ordinary shares carry one vote each but the sterling deferred shares have no voting rights. Between March 8, 2023 and the publication of this Notice, the sterling deferred shares have been redeemed and subsequently cancelled. The Company holds no shares in treasury. 12. Documents available for inspection The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded and as allowed by law), will also be available for inspection at the AGM, if allowed by law, from 09:45 (UK time) on the day of the AGM until the conclusion of the AGM: ■ a copy of each Executive Director’s contract of service; ■ a copy of each Non - executive Director’s letter of appointment; ■ a copy of the Shell Energy Transition Strategy; ■ a copy of the Shell Energy Transition Progress Report 2022, as proposed under Resolution 25; ■ a copy of the buyback contracts relating to Resolution 21, off - market share buybacks; ■ a copy of the proposed new Articles of Association of the Company, and a copy of the existing Articles of Association marked to show the changes being proposed in Resolution 23; and ■ a copy of the rules of the Shell Share Plan 2023. Shareholders should note, however, that these documents will not remain available for inspection at the Company’s registered office after the date of the AGM. Shareholder notes continued

28 Shell Notice of Annual General Meeting 2023 Location, date and time The AGM is currently scheduled to be held online via the Lumi electronic meeting platform, and at ExCel London, 1 Western Gateway, Royal Victoria Dock, London, E16 1XL United Kingdom on Tuesday May 23, 2023 at 10:00 (UK time), 11:00 (Dutch time). Registration is open from 08:30 (UK time) and 09:30 (Dutch time). How to ask a question Attending in person There will be a dedicated question point located in the main auditorium. Ushers will be available to direct you to the question point and it is suggested that you sit in this area should you wish to raise a question. Attending virtually Only those shareholders that virtually attend the meeting via https://shell.lumiconnect.com/106 - 642 - 429 will be able to participate in the question and answer session. Specific details on how to ask a question will be provided once you have access to the AGM, on Tuesday May 23 , 2023 . Voting All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company’s established practice and ensures that shareholders, including shareholders who are not able to attend the AGM, have their votes taken into account. Refreshments Tea and coffee will be served before the AGM. How to get there By public transport Custom House station is closest to the meeting location. The Tube and the Docklands light railway provide the most direct route. Take the Elizabeth Line and alight at Custom House. Alternatively, take the Jubilee Line Tube to Canning Town and change at the DLR for Beckton; alight at Custom House for direct access to ExCel London. Mainline From London Liverpool Street Station you can take the Elizabeth Line to Custom House. From London Bridge or Stratford Station you can take the Jubilee Line to Canning Town and change to the DLR, or take the Jubilee Line to North Greenwich (The O2) and take the cable car across the river to ExCel. The London Thames Clipper boats also depart a number of major piers, including The O2, Greenwich, Canary Wharf, Tower Bridge, London Bridge, Embankment and Waterloo regularly. Parking There is a car park located at the ExCel. Parking charges apply and please note that only credit card payment is accepted. ExCel is located outside of the London Congestion Charge Zone, but is inside the Low Emission Zone. Shareholders with special needs There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM. Security There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the presentation. Behaviour that may interfere with anyone’s security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply may be removed from the meeting without warning. Anyone attempting to take photos, film or record the proceedings may be asked to leave. Please switch off any mobile phones or other electronic communication equipment before the meeting begins . Photography and personal data We have arranged for photographs to be taken throughout the premises for the duration of the presentation. These will be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the presentation in person, you may be included in photographs. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. The Company may process personal data of those attending the AGM. This may include webcasts, photos, recordings and audio and video links, as well as other forms of personal data. A copy of the Company’s Privacy Notices can be found on our website at www.shell.com/privacy . Attendance arrangements

Key Custom House for ExCeL (West) Elizabeth line DLR Station IFS Cloud Cable Car Zone 9 Zone 10 Zone 11 Zone 13 Zone 12 Zone 14 Zone 16 Zone 15 2 1 Zone 1 Zone 2 Zone 3 Zone 4 Zone 5 Zone 6 Zone 7 Zone 8 1 Venue car park - Zones 1 - 8 2 Venue car park - Zones 9 - 16 Venue car park 1,800 spaces with 85 accessible spaces and access to the venue via level 0 with lifts available Coach, bus and taxi drop - off Access route Traffic office IFS Cloud Cable Car DLR station Elizabeth line 29 Shell Notice of Annual General Meeting 2023 Attendance arrangements continued

How to join the meeting virtually

Meeting ID: 106-642-429

Meeting access
To access the meeting:

(a) Visit https://shell.lumiconnect.com/106-642-429. This can be accessed online using the latest version of Chrome, Firefox and Edge on your PC, laptop, tablet or smartphone. Please note the internet browsers Safari and Internet explorer are not compatible.

You may be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your:

(b) **Shareholder Reference Number (SRN);** and

(c) **PIN (being the first two and last two digits of your SRN)**.

Your personalised SRN is printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the Company's registrar, Equiniti, using the details set out at the bottom of this page.

Duly appointed proxies and corporate representatives:

Following receipt of a valid appointment please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).


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Shell Annual General Meeting 2023
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If you are unable to access your SRN and PIN, please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time.

Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).

Requirements
An active internet connection is required at all times in order to participate in the meeting. It is the user's responsibility to ensure you remain connected for the duration of the meeting.

Webcast
The live webcast will include the question and answer sessions with virtually attending shareholders. The webcast will also be broadcast to interested parties via the Shell website.

30 **Shell** Notice of Annual General Meeting 2023

31 Shell Notice of Annual General Meeting 2023 How to join the meeting virtually continued Broadcast If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. Voting Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar . From here, the resolutions and voting choices will be displayed . To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the Chair has opened voting, you can vote at any time during the meeting until the Chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Questions Questions for the Board can be submitted to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the AGM once you are logged into the Lumi platform. Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

Sustainability at Shell means providing more and cleaner energy solutions in a responsible manner Shell’s Sustainability Report focuses on the key sustainability challenges we face, the ways we are responding and our social, safety and environmental performance. Read more at: Shell.com/sustainabilityreport Check our latest news Follow @Shell on Twitter www.facebook.com/shell linkedin.com/company/shell @Shell All our reports are available online at Shell.com/annual - publications Ŷ Ŷ Ŷ Ŷ Comprehensive financial information on our activities throughout 2022 Detailed information on Shell’s taxes Report on our progress in contributing to sustainable development Report on how Shell has progressed with its energy transition